December 17, 2019

Lon E. Bell
President and Chief Executive Officer
Ideal Power Inc.
4120 Freidrich Lane, Suite 100
Austin, Texas 78744

       Re: Ideal Power Inc.
           Registration Statement on Form S-3
           Filed December 13, 2019
           File No. 333-235500

Dear Mr. Bell:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Thomas Jones at 202-551-3602 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:    Ned A. Prusse